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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VERILINK CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

923432108

(Cusip Number)

Daniel L. Scharre
Larscom Incorporated
39745 Eureka Drive
Newark, CA 94560
(510) 492-0800

copies to:
Kenneth L. Guernsey, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, CA 94111
(415) 693-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92719D100			Page 2 of 6 Pages

1.	Name of Reporting Person: Larscom Incorporated		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

2.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share (the “Shares”) of Verilink Corporation, a Delaware corporation (the “Issuer”), and is filed by Larscom Incorporated, a Delaware corporation (“Reporting Person”) to amend the Schedule 13D filed with the Securities and Exchange Commission on May 10, 2004 (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D. The principal executive offices of the Issuer are located at 127 Jetplex Circle, Madison, AL 35758.

ITEM 2. IDENTITY AND BACKGROUND

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4. PURPOSE OF TRANSACTION

     The following paragraph is added after the last paragraph of Item 4:

     “Following consummation of the Merger, the obligations of Reporting Person under the Voting Agreement have been terminated in accordance with its terms and, therefore, Reporting Person and the Specified Stockholders may no longer be considered a Group for purposes of Section 13D of the Act. Accordingly, Reporting Person may no longer be deemed to beneficially own the Subject Shares.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) – (b) is amended and restated in its entirety as follows:

     “Reporting Person beneficially owns 0 shares of the Common Stock of the Issuer and Reporting Person has the right to direct the vote of 0 shares of the Common Stock of the Issuer.”

     Item 5(e) is amended and restated in its entirety as follows:

     “The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding shares of Common Stock on July 28, 2004.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following paragraph is added after the last paragraph of Item 6

     “As discussed in Item 4, following consummation of the Merger, the obligations of Reporting Person under the Voting Agreement have been terminated in accordance with its terms and, therefore, Reporting Person and the Specified Stockholders may no longer be considered a Group for purposes of Section 13D of the Act. Accordingly, Reporting Person may no longer be deemed to beneficially own the Subject Shares.”

3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
3	Joint press release issued by Larscom and Verilink, dated July 27, 2004, announcing the consummation of the Merger (incorporated by referrence to Rule 425 filing made by Larscom with the SEC on July 28, 2004).

[signature page attached]

4.

ITEM 8. SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2004

(Date)

LARSCOM INCORPORATED

/s/ Daniel L. Scharre

(Signature)

Daniel L. Scharre
President and Chief Executive Officer

(Name/Title)

5.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
3	Joint press release issued by Larscom and Verilink, dated July 27, 2004, announcing the consummation of the Merger (incorporated by referrence to Rule 425 filing made by Larscom with the SEC on July 28, 2004).

6.